UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:     June 10, 2013

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 10, 2013

To Shareholders with Voting Rights

Koichi Miyata President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 11th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 11th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held on Thursday, June 27, 2013, at 10:00 a.m. at the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo.

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on page 3.

Agenda of the Meeting:

Matters to be reported:	1.

Business Report, Consolidated Financial Statements for the 11th Fiscal Year (from April 1, 2012 to March 31, 2013) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

	2.	Non-Consolidated Financial Statements for the 11th Fiscal Year (from April 1, 2012 to March 31, 2013)

Proposals to be resolved:

Proposal No. 1:	Appropriation of Surplus
Proposal No. 2:	Partial Amendments to the Articles of Incorporation
Proposal No. 3:	Election of Nine Directors
Proposal No. 4:	Election of Three Corporate Auditors
Proposal No. 5:	Election of One Substitute Corporate Auditor

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Board of Corporate Auditors’ report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 11th Fiscal Year.”

The notes to the Consolidated Financial Statements and the Non-Consolidated Financial Statements are available on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and are therefore not included in “Business Report for the 11th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 11th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report, as well as audit by the Corporate Auditors for the purpose of the Audit Report, respectively.

With respect to Proposal No. 2, the resolution thereof by this Ordinary General Meeting of Shareholders shall also constitute the resolution by the Class Meeting of shareholders for common stock.

Those attending in person are requested to present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If the Reference Documents for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights by Post or via the Internet]

1.	Exercise of Voting Rights by Post

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return by post so that it will be delivered to our share register agent no later than 5:10 p.m. on Wednesday, June 26, 2013.

Please use the enclosed registration security sticker.

2.	Exercise of Voting Rights via the Internet
(1)

Please access the voting website (http://www.web54.net) managed by our share register agent by means of personal computer or mobile phone, etc., using the login ID and temporary password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than 5:10 p.m. on Wednesday, June 26, 2013, following the instructions on the screen.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.
(2)	If you vote more than once via the Internet, your last vote will be treated as effective.
(3)	If you vote both by post and the Internet, your vote by Internet will be treated as effective.
(4)	Any access fees to internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

Stock Transfer Agency Business Planning Department

Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

NOTE: The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:    Appropriation of Surplus

In terms of a comprehensive view of the business results for the fiscal year, while it is necessary to continuously consider the accumulation of internal reserves of total Group companies based on the economic and financial climates forecasted for the future, in order to distribute surplus to shareholders, as well as in celebration of the 10th anniversary foundation of our Group (comprising the total Group companies) in December 2012, we propose the distribution of a dividend at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1)	Dividend type

Cash

(2)	Allocation of dividend and aggregate amount to be distributed

Common stock	¥70 per share	Total ¥98,713,660,710

As we have already paid an interim dividend of ¥50 per share of Common Stock, the annualized dividend will be ¥120 per share, an increase of ¥20 per share over the preceding fiscal year, which includes a ¥10 per share commemorative dividend for our Group’s 10th anniversary of foundation.

(3)	Effective date of distribution of surplus

June 27, 2013

Proposal No. 2:    Partial Amendments to the Articles of Incorporation

Partial amendments to the Articles of Incorporation are proposed as summarized below in the Comparison Table of Existing Articles of Incorporation and Proposed Amendments for purposes such as deleting the provisions regarding preferred stocks which have become unnecessary, and adopting measures from the global regulatory framework (referred to as “Basel III”) as agreed upon by the Basel Committee on Banking Supervision (a committee consisting of financial regulatory authorities of major countries) which includes the tightening of capital adequacy requirements.

The reasons for the amendments are as follows:

1.

Articles 6, 7, 15 and 18 of the existing Articles of Incorporation will be amended to delete the provisions regarding the type 6 preferred stocks that have become unnecessary and to reduce the total number of authorized shares.

2.

The new capital adequacy requirements of the Financial Services Agency, which reflects Basel III (Financial Services Agency Notification No. 20 of 2006 as amended by Financial Services Agency Notification No. 28 of 2012, hereinafter the “new requirements”), have been applicable in Japan since March 31, 2013. In order to include the amount of stockholders’ equity related to preferred stocks in the Company’s regulatory capital in compliance with the new requirements, it is necessary to include provisions in the Company’s Articles of Incorporation to the effect that the Company will acquire outstanding preferred stocks without consideration or in exchange for common stocks when it becomes non-viable.

Accordingly, Paragraph 2 shall be newly established in Article 18 of the existing Articles of Incorporation in order to enable the Company to include the amount of stockholders’ equity constituting preferred stocks in the Company’s regulatory capital in compliance with the new requirements in cases where it has issued preferred stocks.

At this time, no preferred stocks are outstanding and the Company currently has no plans to issue any preferred stocks.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Total Number of Authorized Shares) Article 6. The total number of shares the Corporation is authorized to issue shall be three billion six hundred thirty four thousand one (3,000,634,001) shares.	(Total Number of Authorized Shares) Article 6. The total number of shares the Corporation is authorized to issue shall be three billion five hundred sixty four thousand (3,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, seventy thousand one (70,001) type 6 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

Existing Articles of Incorporation	Proposed Amendments

(Preferred Dividends)

Article 15.

1.  In the event that the Corporation distributes dividends of surplus pursuant to Article 44 hereof, the Corporation shall distributes to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.

The type 5 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 6 preferred stocks:

(Preferred Dividends)

Article 15.

1.  In the event that the Corporation distributes dividends of surplus pursuant to Article 44 hereof, the Corporation shall distributes to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.

The type 5 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 7 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 7 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 8 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 9 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 8 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 9 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

2.  If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

2.  If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.	3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

Existing Articles of Incorporation	Proposed Amendments

(Provisions for Acquisition)

Article 18. The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 6 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.

(Provisions for Acquisition)

Article 18.

1.  The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.

(Newly Established)

2.  The Corporation shall acquire the whole of the type 5 preferred stocks, the type 7 preferred stocks, the type 8 preferred stocks and the type 9 preferred stocks without consideration or in exchange for common stocks (i) on the day (hereinafter referred to as the “Acquisition Event Occurrence Date”) on which the events relating to a state of non-viability under the capital adequacy requirements applicable to the Corporation (hereinafter referred to as the “State of Non-Viability”), as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued, have occurred or (ii) on a day prior to the Acquisition Event Occurrence Date, as shall be determined by resolution of the board of directors after the occurrence of the State of Non-Viability. The calculation method for the number of common stocks in cases where common stocks are to be delivered in exchange for acquisition of the relevant preferred stocks and other terms of acquisition shall be reasonably determined by a resolution of the board of directors by the time such preferred stocks are first issued, in light of the capital adequacy requirements applicable to the Corporation, market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc.

Proposal No. 3:    Election of Nine Directors

Messrs. Tetsuya Kubo, Satoru Nakanishi and Koichi Danno have already resigned from their posts as Directors, and the terms of office of six Directors, Messrs. Masayuki Oku, Takeshi Kunibe, Yujiro Ito, Masahiro Fuchizaki, Shigeru Iwamoto and Kuniaki Nomura, will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following nine Directors is proposed.

The candidates to serve as Directors are as follows.

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
1	Masayuki Oku (December 2, 1944)	April 1968	Joined Sumitomo Bank	13,200 (Common stock)
		June 1994	Director of Sumitomo Bank
		November 1998	Managing Director of Sumitomo Bank
		June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
		December 2002	Resigned as Director of SMBC
		December 2002	Senior Managing Director of the Company
		June 2003	Retired as Director of the Company
Deputy President and Executive Officer of SMBC
		June 2005	Chairman of the Board of the Company (to present)
President and Chief Executive Officer of SMBC
		April 2011	Resigned as Director of SMBC
Significant concurrent positions:
Director of Panasonic Corporation
Corporate Auditor of Nankai Electric Railway Co., Ltd.
2	Takeshi Kunibe (March 8, 1954)	April 1976	Joined Sumitomo Bank	9,588 (Common stock)
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC (to present)
Significant concurrent positions:
President and Chief Executive Officer of SMBC Chairman of Japanese Bankers Association Director of NEC Corporation

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
3	Ken Kubo (November 20, 1953)	April 1977	Joined Sumitomo Bank	1,420 (Common stock)
		April 2004	Executive Officer of SMBC
		April 2007	Resigned as Executive Officer of SMBC
		May 2007	Vice President Executive Officer of Promise Co., Ltd. (currently, SMBC Consumer Finance Co., Ltd.)
		June 2007	Representative Director and Vice President Executive Officer of Promise Co., Ltd.
		November 2009	President and Representative Director, Chief Executive Officer of Promise Co., Ltd.
		March 2013	Resigned as Director of SMBC Consumer Finance Co., Ltd.
		March 2013	Director of SMBC
		April 2013	Deputy President of the Company (to present) Director and Deputy President of SMBC (to present)
Responsibility:
Officer in charge of Consumer Business Planning Department and Consumer Finance & Transaction Business Department
Significant concurrent positions:
Director and Deputy President of SMBC Representative Director and President of SMFG Card & Credit, Inc.
4	Yujiro Ito (August 3, 1955)	April 1979	Joined Sumitomo Bank	5,922 (Common stock)
		June 2003	General Manager of General Affairs Department of the Company
		June 2005	Executive Officer of SMBC
		April 2009	Managing Executive Officer of SMBC
		April 2011	Managing Executive Officer of the Company
Director and Managing Executive Officer of SMBC
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility:
Officer in charge of General Affairs Department and Human Resources Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
5	Masahiro Fuchizaki (April 8, 1956)	April 1979	Joined Sumitomo Bank	5,300 (Common stock)
		April 2007	Executive Officer of SMBC
		April 2009	Retired as Executive Officer of SMBC
		May 2009	Adviser of JSOL Corporation
		June 2009	Director and Senior Managing Officer of JSOL Corporation
		March 2010	Resigned as Director of JSOL Corporation
		April 2010	Managing Executive Officer of SMBC
		April 2011	Managing Executive Officer of the Company
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility:
Officer in charge of IT Planning Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
Director of The Japan Research Institute, Limited
6	Manabu Narita (March 29, 1959)	April 1981	Joined Sumitomo Bank	5,622 (Common stock)
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC, commissioned as General Manager of Planning Dept., Corporate Banking Unit & Middle Market Banking Unit
		April 2012	Managing Executive Officer of SMBC (to present)
		April 2013	Managing Executive Officer of the Company (to present)
Responsibility:
Officer in charge of Audit Department
Significant concurrent positions:
Managing Executive Officer of SMBC
7	Kozo Ogino (May 9, 1958)	April 1981	Joined Mitsui Bank	5,300 (Common stock)
		April 2008	General Manager of Ikebukuro Corporate Business Office of SMBC
		April 2009	General Manager of Tokyo Corporate Banking Dept. IV of SMBC
		April 2010	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC, commissioned as Head of Nagoya Middle Market Banking Division
		April 2013	Managing Executive Officer of the Company (to present)
Managing Executive Officer of SMBC (to present)
Responsibility:
Officer in charge of Corporate Risk Management Department
Significant concurrent positions:
Managing Executive Officer of SMBC

No.	Name (Date of birth)	Career summary, position, responsibility and significant concurrent positions		Type and number of shares of the Company held
8	Shigeru Iwamoto (March 31, 1941)	December 1965	Joined Syuji Ozawa Certified Public Accountant Office	6,000 (Common stock)
		October 1971	Joined Asahi Accounting Company (currently, KPMG AZSA LLC)
		March 1976	Registered as a certified public accountant (to present)
		July 1992	Representative Partner of ASAHI SHINWA & Co. (currently, KPMG AZSA LLC)
		October 1993	Representative Partner of ASAHI & Co. (currently, KPMG AZSA LLC)
		May 1999	President of Asahi & Co.
		January 2004	President of KPMG AZSA & Co. (currently, KPMG AZSA LLC)
		May 2004	Chairman of KPMG AZSA & Co.
		June 2005	Retired from KPMG AZSA & Co.
		June 2009	Director of the Company (to present) Director of SMBC (to present)
Significant concurrent positions:
Director of SMBC
Chairman of Tokyo Keizai University
9	Kuniaki Nomura (June 13, 1945)	April 1970	Registered as an attorney at law (to present) Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)	0 (Common stock)
		June 2009	Director of the Company (to present) Director of SMBC (to present)
		June 2009	Attorney at law at Nomura & Partners (to present)
Significant concurrent positions:
Director of SMBC Corporate Auditor of MS&AD Insurance Group Holdings, Inc. Corporate Auditor of Dai Nippon Printing Co., Ltd.

Notes:	Messrs. Shigeru Iwamoto and Kuniaki Nomura are candidates to serve as Outside Directors.
1.

Messrs. Shigeru Iwamoto and Kuniaki Nomura have extensive experience as a certified public accountant and as an attorney at law, respectively, and deep knowledge on corporate management. We have therefore judged that they will be appropriate as Outside Directors of the Company and are capable of properly performing the responsibilities as Outside Directors, and propose that they be elected.

	2.	Messrs. Shigeru Iwamoto and Kuniaki Nomura have served as Directors of the Company for a period of three years and eleven months since June 2009.
3.

The Company entered an agreement with Messrs. Shigeru Iwamoto and Kuniaki Nomura pursuant to Paragraph 1 of Article 427 of the Companies Act (referred to as the “Act”) to limit their liabilities under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.

4.

The Company has designated Messrs. Shigeru Iwamoto and Kuniaki Nomura as Independent Directors/Auditors in accordance with the requirements of the financial instruments exchanges in Japan such as Tokyo Stock Exchange, Inc.

Proposal No. 4:    Election of Three Corporate Auditors

The terms of office of two Corporate Auditors, Messrs. Ikuo Uno and Satoshi Itoh, will expire and Corporate Auditor Mr. Jun Mizoguchi will resign, at the conclusion of the meeting. Accordingly, on this occasion, the election of the following three Corporate Auditors is proposed.

The candidates to serve as Corporate Auditors are as follows.

It should be noted that the Board of Corporate Auditors has already given its consent to these candidates.

No.	Name (Date of birth)	Career summary, position and significant concurrent positions		Type and number of shares of the Company held
1	Koichi Minami (March 21, 1955)	April 1977 June 2005 April 2008 April 2011 April 2013	Joined Sumitomo Bank Executive Officer of SMBC Managing Executive Officer of SMBC Director and Senior Managing Executive Officer of SMBC Director of SMBC (to present)	6,500 (Common stock)
2	Ikuo Uno (January 4, 1935)	March 1959 July 1986 March 1989 March 1992 March 1994 April 1997 April 2005 June 2005 June 2006 April 2011 July 2011

Joined Nippon Life Insurance Company

Director of Nippon Life Insurance Company

Managing Director of Nippon Life Insurance Company

Senior Managing Director of Nippon Life Insurance Company

Director and Executive Vice President of Nippon Life Insurance Company

President of Nippon Life Insurance Company

Chairman of the Board and Representative Director of Nippon Life Insurance Company

Corporate Auditor of the Company (to present)

Corporate Auditor of SMBC (to present)

Director and Executive Advisor to the Board of Nippon Life Insurance Company

Executive Advisor to the Board of Nippon Life Insurance Company (to present)

0 (Common stock)
Significant concurrent positions:

Executive Advisor to the Board of Nippon Life Insurance Company

Corporate Auditor of SMBC

Director of Panasonic Corporation

Director of FUJI KYUKO CO., LTD

Corporate Auditor of Odakyu Electric Railway Co., Ltd.

Corporate Auditor of Tohoku Electric Power Co., Inc.

Corporate Auditor of West Japan Railway Company

No.	Name (Date of birth)	Career summary, position and significant concurrent positions		Type and number of shares of the Company held
3	Satoshi Itoh (July 25, 1942)	January 1967	Joined Tokyo Office of Arthur Andersen & Co.	0 (Common stock)
		December 1970	Registered as a certified public accountant (to present)
		September 1978	Partner of Arthur Andersen & Co.
		October 1993	Representative Partner of Asahi & Co. (currently, KPMG AZSA LLC)
		August 2001	Retired from Arthur Andersen & Co. Retired from Asahi & Co. (currently, KPMG AZSA LLC)
		April 2002	Special Professor at Chuo University Graduate School of International Accounting
		March 2007	Retired as Special Professor from Chuo University Graduate School of International Accounting
		June 2009	Corporate Auditor of the Company (to present) Corporate Auditor of SMBC (to present)
Significant concurrent positions:
Corporate Auditor of SMBC
Corporate Auditor of Nisshin Seifun Group Inc.
Corporate Auditor of NEC Corporation

Notes:	Messrs. Ikuo Uno and Satoshi Itoh are candidates to serve as Outside Corporate Auditors.
1.

Mr. Ikuo Uno has deep knowledge on corporate management. We have therefore judged that he will be appropriate as Outside Corporate Auditor of the Company and propose that he be elected. Mr. Satoshi Itoh has extensive experience as a certified public accountant and deep knowledge on corporate management. We have therefore judged that he will be appropriate as Outside Corporate Auditor of the Company and is capable of properly performing the responsibilities as an Outside Corporate Auditor, and propose that he be elected.

	2.	Matters related to the Item 4, Paragraph 4 of Article 76 of Ordinance for Enforcement of the Companies Act are as follows.

(1) Mr. Ikuo Uno was a Director of Nippon Life Insurance Company until July 2011. Nippon Life Insurance Company received a business improvement order under the Insurance Business Law from the Financial Services Agency (FSA) of Japan in July 2008. The business improvement order was issued based on the FSA’s acknowledgement that there were problems with the company’s payment management system for insurance payments, etc. and business management system. In December 2011, the company’s periodic reporting obligation on improvement status to FSA in accordance with the business improvement order was removed.

(2) Mr. Ikuo Uno has been serving as an Outside Director of Panasonic Corporation. Panasonic Corporation agreed, with the United States Department of Justice in September 2010 and the Canadian Competition Bureau in October 2010, respectively, to pay fines for the violation of antitrust law regarding the refrigeration compressor business. Furthermore, the company received an order for the payment of fines from the European Commission in December 2011. While Mr. Ikuo Uno was not aware of such facts, he has always endeavored to prevent business operations from being executed in violation of laws and regulations by carrying out his duties through the Board of Directors, etc. to further legal compliance. Furthermore, after such facts were identified, he verified the approaches of the company’s remedial actions to prevent any recurrence of the violation.

(3) Mr. Ikuo Uno has been serving as Outside Corporate Auditor of West Japan Railway Company. West Japan Railway Company, in September 2009, was required by the Minister of Land, Infrastructure, Transport and Tourism to report on an investigation of actual conditions and measures for recurrence prevention concerning an incident in which said company approached the Aircraft and Railway Accidents Investigation Commission regarding the Fukuchiyama Line Train Accident with the intention of requesting the Commission to divulge confidential information during the course of its investigation. While Mr. Ikuo Uno was not aware of such fact, he has always appropriately expressed his opinions on legal compliance. After such fact was identified, he has been fulfilling his duties to prevent any recurrence, by such means as demanding at the Board of Directors meeting thorough discipline in business practices and further enhancement of corporate ethics.

3.

Mr. Ikuo Uno has served as a Corporate Auditor of the Company for a period of seven years and eleven months since June 2005, and Mr. Satoshi Itoh has served as a Corporate Auditor of the Company for a period of three years and eleven months since June 2009.

4.

The Company entered an agreement with Messrs. Ikuo Uno and Satoshi Itoh pursuant to Paragraph 1 of Article 427 of the Act to limit their liabilities under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.

5.

The Company has designated Messrs. Ikuo Uno and Satoshi Itoh as Independent Directors/Auditors in accordance with the requirements of the financial instruments exchanges in Japan such as Tokyo Stock Exchange, Inc.

Proposal No. 5:    Election of One Substitute Corporate Auditor

The effective term of resolution on the election of Substitute Corporate Auditor Mr. Daiken Tsunoda will expire at the commencement of the meeting. Accordingly, we propose the election of one Substitute Corporate Auditor as a substitute for any of the Outside Corporate Auditors in case that the number of Corporate Auditors should fall short of the number required by applicable laws and regulations.

The candidate to serve as Substitute Corporate Auditor is as follows.

It should be noted that the Board of Corporate Auditors has previously given its consent.

Name (Date of birth)	Career summary and significant concurrent positions		Type and number of shares of the Company held
Daiken Tsunoda (January 29, 1967)	April 1994	Registered as an attorney at law (to present) Attorney at law at Mori Sogo Law Offices (currently, Mori Hamada & Matsumoto)	0 (Common stock)
	March 2003	Attorney at law at Nakamura & Tsunoda (currently, Nakamura, Tsunoda & Matsumoto) (to present)
Significant concurrent positions:
Director of MS&AD Insurance Group Holdings, Inc. Corporate Auditor of INES Corporation

Notes:	1. Mr. Daiken Tsunoda is a candidate to serve as Substitute Outside Corporate Auditor

(1) Mr. Daiken Tsunoda has extensive experience as an attorney at law and deep knowledge on corporate management. We have therefore judged that he will be appropriate as an Outside Corporate Auditor of the Company and capable of properly performing the duty as an Outside Corporate Auditor, and propose that he be elected.

(2) If this proposal is approved and passed, and Mr. Daiken Tsunoda assumes the office of Outside Corporate Auditor, the Company will enter an agreement with Mr. Daiken Tsunoda pursuant to Paragraph 1 of Article 427 of the Act to limit his liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement will be ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.

(3) The election of Mr. Daiken Tsunoda as a Substitute Corporate Auditor may be revoked by resolution of the Board of Directors subject to the consent of the Board of Corporate Auditors. This applies only before he assumes the office of Corporate Auditor.

2. Mr. Daiken Tsunoda is scheduled to retire as a Corporate Auditor of INES Corporation on June 25, 2013.